Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Successor				Predecessor
	39 Weeks ended Sep. 24, 2005		Period from July 31, 2004 through Sep. 25, 2004	Period from July 31, 2004 through Dec. 25, 2004	Period from Dec. 28, 2003 through July 30, 2004	Fiscal Years Ended
						27-Dec 2003	28-Dec 2002	29-Dec 2001	30-Dec 2000
COMPUTATION OF EARNINGS
Income (loss) before taxes	$(70.5)		$(70.5)	$(90.6)	$4.5	$6.1	$36.5	$39.6	$35.6
Net interest expense	35.3		6.3	15.9	8.0	14.1	17.9	27.6	35.9
Interest portion of operating lease expense	35.8		7.8	18.7	25.6	40.6	34.5	27.6	22.5

Earnings	$0.6		$(56.4)	$(56.0)	$38.0	$60.9	$89.0	$94.8	$94.0

COMPUTATION OF FIXED CHARGES
Net interest expense	$35.3		$6.3	$15.9	$8.0	$14.1	$17.9	$27.6	$35.9
Capitalized interest	0.1		0.1	0.1	0.1	0.2	0.4	0.4	0.3
Interest portion of operating lease expense	35.8		7.8	18.7	25.6	40.6	34.5	27.6	22.5

Fixed Charges	$71.2		$14.2	$34.7	$33.7	$55.0	$52.8	$55.7	$58.8

RATIO OF EARNINGS TO FIXED CHARGES	0.01		(3.99)	(1.61)	1.13	1.11	1.68	1.70	1.60

		(1)	(1)	(1)

(1)             Due to the Company’s loss in the periods shown, the ratio coverage was less than 1:1.  In order to achieve a ratio of 1:1, the Company would have to have generated additional pre-tax earnings of $70.4 million, $70.5 million and $90.6 million in the 39 weeks ended September 24, 2005, the period from July 31, 2004 through September 25, 2004 and the period from July 31, 2004 through December 25, 2004, respectively.